Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Thursday, 23 February 2023

Resolutions under Section 249N of the Corporations Act

In accordance with ASX Listing Rule 3.17A, Woodside advises that it has received a notice seeking to requisition resolutions for consideration at its upcoming 2023 Annual General Meeting (AGM). The proposed resolutions are attached.

The proposed resolutions have been requisitioned by shareholders of Woodside representing less than 0.002% of the shares on issue.

Woodside is assessing the validity of the requisitioned resolutions. The Notice of Meeting to be published in March 2023 will include any requisitions that will be considered at the AGM, together with the response and voting recommendations of the Woodside Board.

Contacts:
INVESTORS Matthew Turnbull (Group) M: +61 410 471 079 Sarah Peyman (Australia) M: +61 457 513 249 Rohan Goudge (US) M: +1 (713) 679-1550 E: investor@woodside.com	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Attachment

Resolution 1 – Amendment to the Constitution

To amend the constitution to insert the following new Clause 43A: “The Company in general meeting may by ordinary resolution express an opinion or request information about the way in which a power of the Company partially or exclusively vested in the Directors has been or should be exercised. However, such a resolution must relate to a material risk as identified by the Company and cannot either advocate action that would violate any law or relate to any personal claim or grievance. Such a resolution is advisory only and does not bind the Directors or the Company.”

Resolution 2 – Capital Protection

Shareholders note the company’s support for the climate goals of the Paris Agreement, along with the publication of the International Energy Agency’s Net-Zero Emissions by 2050 Scenario, and the Climate Action 100+ company assessment. Shareholders therefore request the company disclose, in subsequent annual reporting, information that demonstrates how the company’s capital allocation to oil and gas assets will align with a scenario in which global energy emissions reach net-zero by 2050, facilitating the efficient managing down of these assets. This information should include:

•	Production guidance for the lifetime of the company’s oil and gas assets;

•	Plans and capital expenditure expectations for decommissioning and rehabilitating oil and gas asset sites;

•	Plans and provisions for supporting staff to transition to future employment following oil and gas asset closures; and

•	Details of how remaining value in the company’s oil and gas assets will be redeployed or returned to investors.